

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via E-mail
Jason Altieri
General Counsel
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re:** **LendingClub Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 1, 2014**
> **File No. 333-198393**

Dear Mr. Altieri:

We have reviewed your amended registration statement and response letter dated December 1, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Because some investors may come to our website via hyperlinks…, page 23

1. Please broaden your disclosure in this section to address all third-party "click-through" sites, rather than just your ecosystem partners.

Some investors in limited partnership interests offered by LCA…, page 35

2. Please revise this heading and risk factor to disclose that all investors in the private offerings may seek rescission if it is determined that any investor's interest in purchasing certificate or limited partnership interests resulted from a general solicitation or general advertising in violation of Section 5.   In addition, revise the fourth sentence to state that, *in your opinion*, the Trust and LCA have a substantive, pre-existing relationship outside

of the public offering for the Notes and delete the sixth sentence which contains mitigating language.

Exhibits

3. The form of LCA Investment Advisory Agreement, the form of Certificate Account Opening, and Maintenance Agreement you have provided to the staff appear to be material contracts. Please file each as an exhibit or provide your analysis as to why this is not appropriate.

Exhibit 5.1

4. Please remove the assumption regarding the due authorization, execution and delivery of any document delivered by the selling shareholders. Counsel may not assume that the registrant has taken corporate actions necessary to authorize the issuance of the securities. For more information, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

5. Please remove the qualification with respect to the valid existence and good standing of the company in the penultimate paragraph on page 2. Counsel may not limit its opinion with respect to the fact that the registrant is validly existing under the jurisdiction in which it is incorporated. For more information, refer to Section II.B.3.a Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Jeffrey Vetter
        Fenwick & West LLP